Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

BIONICLOGIC INC
1750 14th Street, Unit D
Santa Monica, CA 90404
https://cpmstar.com/

Up to $955,000.00 in Class B Non-Voting Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: BIONICLOGIC INC
Address: 1750 14th Street, Unit D, Santa Monica, CA 90404
State of Incorporation: DE
Date Incorporated: May 17, 2017

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Class B Non-Voting Common Stock
Offering Maximum: $955,000.00 | 955,000 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $350.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.


Investment Incentives & Bonuses*


<u>Time-Based:</u>

Friends & Family:
Invest within the first 48 hours and receive 20% bonus shares with your investment

Super Early Bird:
Invest within the first week and receive 15% bonus shares with your investment

Early Bird:
Invest within the two weeks and receive 8% bonus shares with your investment

<u>Amount-Based:</u>

Level 1:

Invest $1,000+ and receive 5% bonus shares with your investment

Level 2:
Invest $5,000+ and receive 15% bonus shares with your investment

Level 3:
Invest $10,000+ and receive 20% bonus shares with your investment


The 10% Bonus for StartEngine Shareholders


BIONICLOGIC Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc.

OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $1 / share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur after the offering ends.

The Company and its Business

Company Overview

BionicLogic Inc. was founded in 2017 by Joshua Goldstein. Our company mission is to support game developers and web publishers by supplying the best in class monetization and game distribution technology.

BionicLogic owns two subsidiaries, Tactics Network LLC *doing business as* CPMStar and Tactics Technology LLC. CPMStar is the main business line for BionicLogic. CPMStar is a real-time bidding (RTB) advertising platform and monetization solution. Advertisers, game publishers and developers optimize revenue using our technology and our direct sales team, working with many of the world's top game studios to attain the highest advertising revenues available anywhere.

BionicLogic's founder Joshua Goldstein was the original creator of CPMStar back in 2005 before it was acquired by the Game Show Network in 2010.

In May 2018, BionicLogic through its wholly owned subsidiary, Tactics Network LLC, acquired CPMStar from Game Show Network. Separately, BionicLogic previously acquired the websites MMOHuts.com and OnRPG.com under another wholly owned subsidiary: Tactics Technology LLC, and also now owns the Supernova Extension and Player.

BionicLogic also owns its own software technology which helps accelerate technology development for both subsidiaries and lower costs. All employees of all business divisions are currently employed by Bioniclogic Inc., which manages both subsidiaries as the sole member and manager of the two subsidiary LLCs. Investors in Bioniclogic receive the benefits of stock ownership in the ultimate parent company, which has 100% ownership and control of all subsidiaries.

Competitors and Industry

The main competition for Bioniclogic revolves around our subsidiary companies and specifically our ad platform, CPMStar.

There are 3 categories of competitors to CPMStar:

1) Gaming niche focused ad networks.

Examples: AdInPlay, Ad2Games, Playwire etc.

2) Publisher representation firms who do not focus on gaming but have a few gaming sites.

Examples: FreeStar, PubGalaxy, and Proper.

3) Programmatic advertising supply-side-platforms who dont focus on gaming but have some direct relationships with gaming sites and gaming advertisers.

Examples: Google, Appnexus, Amazon.

Current Stage and Roadmap

Current Stage

BionicLogic has been operating for more than 2.5 years, and in May 2018 we acquired CPMStar with it's 15 years of relationships in the game industry. In 2019 we reached a wide audience of over 300Million gamers with over 500 gaming website publishers partners and 5000 games. With a sales team spanning Santa Monica, New York, and Berlin, we actively work with over 100 advertisers and demand partners including leading "including leading gaming companies such as Wizards of the Coast, Wargaming, as well as leading programmatic ad partners such as Verizon Media, RhythmOne, and IndexExchange.

Future Roadmap

By 2021 we want to offer a robust distribution platform for desktop web games, expand the mobile side of our ad business to partner directly with many new mobile gaming advertisers, and begin to offer a self-service demand side platform for advertisers.

Our goals for this year include:

1. Launching an updated publisher facing dashboard,

2. Adding additional programmatic technology and relationships to increase demand and improve advertising rates

3. Launching a new game distribution platform

These goals are in addition to our ongoing efforts to improve our suite of ad formats to better serve gaming publishers. Our sales team's mission is to lead both programmatic and direct sales within the gaming vertical to maximize the value we bring to publishers.

The Team

Officers and Directors

Name: Joshua Goldstein

Joshua Goldstein's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and CEO
  Dates of Service: May 17, 2017 - Present
  Responsibilities: Management of the company.

- **Position:** Secretary
  Dates of Service: May 17, 2017 - Present
  Responsibilities: Corporate Recordkeeping

- **Position:** Director
  Dates of Service: May 17, 2017 - Present
  Responsibilities: Corporate Strategy

Other business experience in the past three years:

- **Employer:** Hyper Awesome Entertainment
  Title: Owner
  Dates of Service: January 01, 2008 - Present
  Responsibilities: Owner of the business and manage corporate affairs. Currently, this business is not active and Joshua has not focused on this company for the past 3 years.

Name: Susannah Thorarinsson

Susannah Thorarinsson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Treasurer
  Dates of Service: May 17, 2017 - Present
  Responsibilities: Financial controller

- **Position:** Vice President
  Dates of Service: May 17, 2017 - Present

Responsibilities: Corporate Strategy

- **Position:** Finance Controller
  Dates of Service: May 17, 2017 - Present
  Responsibilities: Book-keeping, Taxes, Collections

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Non-Voting Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Non-Voting Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Non-Voting Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company may need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of

this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online advertising. Our revenues are therefore dependent upon the market for online advertising.

Some of our products are still in prototype phase and might never be operational products
It is possible that our new products in development may never become an operational product or that such a product may never be used to engage in transactions. It is possible that the failure to release a new product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage of creating our game distribution platform, demand side platform, and several other products. Delays or cost overruns in the development of these products and failure of these products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Class B Non-Voting Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out and preferred share holders have received their liquidation preference.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Class B Non-Voting Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less,

because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent

competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on outside government regulation such as regulations established by the FTC (Federal Trade Commission) and other relevant government laws. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public relations, advertising, technology services and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service of BionicLogic Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on BionicLogic Inc could

harm our reputation and materially negatively impact our financial condition and business.

Product Demand Risk

There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Forward Looking Information

Any forward looking statements are hypothetical and are based on management's assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary, and such variances may be material.

Investments and Acquisitions, Dispositions

The company may make investments and acquisitions which may gain or lose value, and will be dependent upon the judgment of our management team, who will have broad discretion in their process of evaluating potential candidates. Although management will excercise due diligence in such endeavors, all investment or acquisitions have the potential to lose value. In addition, the company may choose to make dispositions of material assets, at the discretion of management or due to the company's financial needs, and the sale price of such assets may vary according to many factors such as market demand.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Daniel Goldstein	1,412,159	Series AA Preferred Stock	14
Daniel Goldstein	1,394,000	Class A Common Stock	14
Joshua Goldstein	5,000,000	Class A Common Stock	51

The Company's Securities

The Company has authorized Class B Non-Voting Common Stock, Class A Common Stock, and Series AA Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 955,000 of Class B Non-Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 1,150,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

Liquidation: Following preferential amounts paid to preferred stock, pro rata distribution among the holders of the shares of preferred stock, class A common stock and class B non-voting common stock based on the number of shares held by each holder.

Dividends: The Corporation will declare all dividends pro rata on Common Stock, Class B Non-Voting Common Stock, and Preferred Stock on a pari passu basis according to the number of shares held by such holders, with the number of shares being calculated as though Preferred Stock being treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Dragalong: A Dragalong agreement which requires such shareholders to consent to a Stock Sale, and refrain from excercising any dissenters rights or rights of appraisal with respect to a Stock Sale or Deemed Liquidation Event.

Class A Common Stock

The amount of security authorized is 10,000,000 with a total of 8,361,351 outstanding.

Voting Rights

One vote for each share of Class A Common Stock held at all meetings of stockholders (and written consents in lieu of meetings).

Material Rights

Liquidation: Following preferential amounts paid to preferred stock, pro rata distribution amoung the holders of the shares of preferred stock, class A common stock and class B common stock based on the number of shares held by each holder.

Dividends: The Corporation will declare all dividends pro rata on Class A Common Stock, Class B Non-Voting Common Stock, and Preferred Stock on a pari passu basis according to the number of shares held by such holders, with the number of shares being calculated as though Preferred Stock being treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Series AA Preferred Stock

The amount of security authorized is 1,412,159 with a total of 1,412,159 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Liquidation Preference: 1X Liquidation preference based on the issue price of $0.2533/share.

Dividends: The Corporation will declare all dividends pro-rata on Common Stock, Class B Non-Voting Stock, and Preferred Stock on a pari passu basis according to the number of shares held by such holders, with the number of shares being calculated as though Preferred Stock being treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Required Consents:

At any time when any of the initially issued shares of Preferred Stock remain outstanding, the Corporation will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

 (i) alter any provision of the Restated Certificate, as then in effect, in a way that adversely afters the rights, preferences, privileges, or powers of the Series AA

Preferred Stock.

(ii) increase or decrease the authorized number of shares of the Series AA Preferred Stock.

Except as may be specifically set forth below, notwithstanding the foregoing, nothing in this subsection 2.3(a) shall require the consent of the Requisite Holders in order to alter the Restated Certificate to increase or decrease the number of authorized shares of Common Stock or authorize and issue new classes and shares of Preferred Stock other than the Series AA Preferred Shares.

(b) Additional Required Consents.

At any time when any of the initially issued shares of Preferred Stock remain outstanding, the Corporation will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(i) increase the authorized number of shares of Common Stock beyond nineteen million (19,000,000) shares.

(ii) authorize or create (by reclassification or otherwise) any new class or series of capital stock that (i) is senior to the Series AA Preferred Stock, or (ii) contains rights, preferences, privileges or powers that materially exceed those of the Series AA Preferred Stock.

(iii) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3(b).

(iv) issue any dividend which would cause the Net Liquid Assets of the Corporation to drop below an amount per share equal to the Original Issue Price for each outstanding and issued share of Preferred Stock

(c) Information Rights. As soon as practicable after each annual period, the Company will deliver to each holder of Series AA Preferred Stock unaudited annual financial statements. The right to receive such statements shall terminate upon an initial public offering.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $70,000.00
  Use of proceeds: Acquisition of the assets of Game Empire Enterprises LLC
  Date: July 18, 2017
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $1,150,000.00

Use of proceeds: Acquisitions and Operations
Date: May 11, 2018
Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $350,000.00
  Use of proceeds: Acquiisitions and Operations
  Date: May 11, 2018
  Offering exemption relied upon: 506(b)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $500.00
  Number of Securities Sold: 5,000,000
  Use of proceeds: Operating Capital
  Date: May 31, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $140.40
  Number of Securities Sold: 1,404,000
  Use of proceeds: Operating Capital
  Date: May 31, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $5.00
  Number of Securities Sold: 50,000
  Use of proceeds: Operating Capital
  Date: May 31, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $4.25
  Number of Securities Sold: 42,500
  Use of proceeds: Operating Capital
  Date: December 30, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $35.70
  Number of Securities Sold: 357,000

Use of proceeds: Operating Capital
Date: May 12, 2018
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $12.00
  Number of Securities Sold: 120,000
  Use of proceeds: Operating Capital
  Date: October 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $134.40
  Number of Securities Sold: 1,344,000
  Use of proceeds: Operating Capital
  Date: April 18, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 17,000
  Use of proceeds: Operating Capital
  Date: June 19, 2017
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The company revenue went up 33% from $4,026,300 in 2018 to $5,105,222 in 2019 with cost of goods increasing only 16% from $2,943,549 in 2018 to $3,404,383 in 2019. The increase in revenue was mainly due to the company acquisition of CPMStar in May 2018, creating advertiser relationships that caused increased revenues in 2019, as well as due to the company's strategic hiring and use of sales staff to reach out to advertisers via email, phone, and in-person, and spending to attend trade events for in-person meetings. General and administrative expenses increased 47% from $1,211,645 in 2018 to $1,777,078 in 2019 mainly because of an increase of 79.6% in contractor expenses from $125,237 in 2018 to $224,931 in 2019 because the company shifted to use more contractors instead of employees and non-recurring legal expense in the amount of $131,257, which represent fees paid to a lawyer to settle some debts.

The company also received other income in 2019 in the amount of $559,063 from a variety of sources, principally, settlements of past due advertising debts.

The company availability to increase its sales and contain its costs along with other events discussed above helped the company turnaround a loss in the amount $131,137 in 2018 before provision for income taxes in the amount of to a gain of $445,957 before provision of income tax in 2019.

Historical results and cash flows:

The company cash as of December 31, 2019, was up 80% from $592,032 as of December 31, 2018, to $1,082,017. The increase in cash was mainly due to an increase in sales and the company decreasing its receivable balances 11% from $979,242 in 2018 to $878,906 in 2019. The company account payables went up 37% from $383,342 in 2018 to $526,067 in 2019, primarily because of a strong December 2019 resulting in more outstanding payables at year-end. The company is highly liquid with positive working capital (current assets minus current liabilities) in the amount of $1,223,650, meaning the company has enough cash to run its day to day operations for at least a year.

To build future momentum and growth, Management is developing new technology and advertising products and will be pushing them out into the market through our sales and media buying teams. Assuming broad market adoption and success of these new technologies and products, we expect continued positive results. We also are continuing to simultaneously cut costs where possible (for example, Hosting costs) to improve profitability.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of today April 1, 2020, the company has cash on hand in the amount of $1,311,697.

During fiscal years 2018 the Company entered into note agreement with a certain lender for a principal amount of $1,150,000. The notes bear an interest rate of 2.7% per annum. The notes are payable in consecutive yearly payments through May 11, 2023. The outstanding balance as of today April 1, is in the amount of $999,999.97

The company has a car loan with BMW Financial Services with an outstanding balance as of today April 1, 2020 in the amount $29,609.72.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We have financial resources currently sufficient to support the business. The funds of this campaign are intended to help us grow and expand the company's operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

If the fundraising is successful and the maximum amount is raised, approximately half of the company's cash funds will be from the fundraising.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our ability to continue operations is not contingent on fundraising but based upon continued gross profits resulting from operations. Therefore unless our gross profits for subsequent years decline substantially, we can operate indefinitely. For the purposes of this statement we would be able to operate for a minimum of two (2) years in the case we raise the minimum funding.

How long will you be able to operate the company if you raise your maximum funding goal?

Our ability to continue operations is not contingent on fundraising, however, if we raise our maximum funding goal we will likely expand our spending to focus on growth. In this case, so long as our gross profits do not decline substantially versus 2019, we would be able to operate for a minimum of three (3) years based upon potentially expanded spending levels.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Our main additional source of capital is presently from profits from operations, along with cash and accounts receivables currently on hand. We may attempt to raise additional capital in the future via crowdfunding, venture capital, angel investors, or other sources, and may take on loans or lines of credit.

Indebtedness

- **Creditor:** Note Agreement
  Amount Owed: $999,999.97
  Interest Rate: 2.7%
  Maturity Date: May 11, 2023
  During fiscal year 2018 the Company entered into note agreement with a principal amount of $1,150,000. The notes bear interest rate of 2.7% per annum. The notes are payable in consecutive yearly payments through May 11, 2023. The outstanding balance as of today April 1, is in the amount of $999,999.97.

- **Creditor:** Vehicle Loan
  Amount Owed: $29,609.72
  Interest Rate: 1.99%
  Maturity Date: January 01, 2024
  During fiscal year 2019 the Company entered into a loan to purchase a vehicle for $32,630. The interest rate on the loan is 1.99% per annum. The loan matures in 2024. As of today April 1, 2020 in the amount of $29,609.72.

- **Creditor:** Joshua Goldstein
  Amount Owed: $50,000.00
  Interest Rate: 10.0%
  Maturity Date: December 31, 2019
  During fiscal year 2019, the Company issued a loan of $50,000 bearing 10% interest rate to a certain company officer. As of December 31, 2019, the entire loan along with $1,301 in interest was repaid.

Related Party Transactions

- **Name of Entity:** Joshua Goldstein
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Promissory Note
  Material Terms: A $50,000 loan bearing 10% interest which was fully repaid to the company along with interest as of Dec 31, 2019.

Valuation

Pre-Money Valuation: $9,773,510.00

Valuation Details:

The pre-money valuation was determined by evaluating the following factors: A 6X multiple of our gross profits for 2019, the value of our balance sheet, the value of BionicLogic and our subsidiaries' technology assets, as well as the value of the goodwill and relationships of CPMStar. In addition, we also conducted analysis for comparison, publicly traded ad tech companies such as Rubicon Project and Telaria trade for around 6X TTM gross profits. We set our valuation internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  Our business is capital intensive because we often have to pay our publishers prior to collecting funds from advertisers. We may use some of the proceeds for this purpose.

If we raise the over allotment amount of $955,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  25.0%
  We intend to hire additional sales and media buying staff to expand our publisher and advertiser base, as well as technology and creative staff.

- *Research & Development*
  25.0%
  We intend to hire or contract software engineers to continue to develop new products and services.

- *Working Capital*
  25.0%
  Our business is capital intensive because we often have to pay our publishers prior to collecting funds from advertisers. We may use some of the proceeds for this purpose.

- *Operations*
  21.5%
  We may require additional staff to help manage the sales team as well as to oversee financial operations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://cpmstar.com/ (cpmstar.com/investors.aspx).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/bioniclogic-inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR BIONICLOGIC INC

[See attached]

BionicLogic Inc.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
BionicLogic Inc.
Santa Monica, California

We have reviewed the accompanying consolidated financial statements of BionicLogic Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

March 27, 2020
Los Angeles, California

BIONICLOGIC, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2019**		**2018**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	1,082,017	$	592,032
Accounts receivable—net		874,906		979,242
Prepaids and other current assets		6,553		6,740
Total current assets		1,963,475		1,578,015
Vehicles		29,388		-
Goodwill		236,300		265,335
Intangible assets, net		9,333		10,000
Deferred tax asset		2,888		36,341
Other Non-current Assets		1,417		1
Total assets	**$**	**2,242,801**	**$**	**1,889,691**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	531,884	$	383,342
Current portion of vehicle loan		5,890		-
Current portion of note payable		190,000		500,000
Other current liabilities		23,759		15,343
Total current liabilities		**751,533**		**898,684**
Vehicle Loan		24,740		-
Note payable	$	815,028	$	1,005,028
Total liabilities		**1,591,301**		**1,903,712**
STOCKHOLDERS' EQUITY				
Common Stock		835		837
Preferred Stock		141		-
Additional Paid in Capital		357,559		-
Retained earnings/(Accumulated Deficit)		292,965		(14,858)
Total stockholders' equity		**651,500**		**(14,021)**
Total liabilities and stockholders' equity	**$**	**2,242,801**	**$**	**1,889,691**

See accompanying notes to financial statements.

BIONICLOGIC, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
Net revenue	$	5,105,222	$	4,026,300
Cost of sales		3,404,383		2,943,549
Gross profit		1,700,839		1,082,751
Operating expenses				
General and administrative		1,777,078		1,211,645
Total operating expenses		1,777,078		1,211,645
Operating income/(loss)		(76,238)		(128,893)
Interest expense		(36,868)		(2,244)
Other Income/(Loss)		559,063		-
Income/(Loss) before provision for income taxes		445,957		(131,137)
Provision/(Benefit) for income taxes		138,134		(36,341)
Net income/(Net Loss)	**$**	**307,823**	**$**	**(94,797)**

See accompanying notes to financial statements.

BionicLogic, Inc.
Statements of Changes in Stockholders' Equity
(Unaudited)

(USD $ in Dollars)	Common Stock Shares	Common Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2017	**6,513,500**	**$ 650**	**-**	**$ -**	**$ -**	**$ 79,939**	**$ 80,589**
Common stock issuance	1,871,000	187	-	-	-	-	**187**
Net income/(loss)	-	-	-	-	-	(94,797)	**(94,797)**
Balance—December 31, 2018	**8,384,500**	**$ 837**	**-**	**$ -**	**$ -**	**$ (14,858)**	**$ (14,021)**
							-
Net income/(loss)	-	-	-	-	-	307,823	**307,823**
Debt to Equity Conversion	-	-	1,412,159	141	357,559	-	**357,700**
Repurchase of shares	(23,149)	(2)	-	-	-	-	**(2)**
Balance—December 31, 2019	**8,361,351**	**$ 835**	**1,412,159**	**$ 141**	**$ 357,559**	**$ 292,965**	**$ 651,500**

See accompanying notes to financial statements.

BIONICLOGIC, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31, 2019 and 2018		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	307,823	$	(94,797)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of intangibles and goodwill		29,702		19,768
Deferred tax provision		-		(36,341)
Bad debt expense		43,877		149,120
Changes in operating assets and liabilities:				
Accounts receivable		60,460		(77,765)
Prepaids and other current assets		(1,228)		(6,741)
Accounts payable and accrued expenses		181,995		383,342
Other current liabilities		8,416		(13,954)
Net cash provided/(used) by operating activities		**631,044**		**322,633**
CASH FLOW FROM INVESTING ACTIVITIES				
Cash disbursement for business acquisition, net of cash acquired		-		(1,198,083)
Net cash provided/(used) in investing activities		**-**		**(1,198,083)**
CASH FLOW FROM FINANCING ACTIVITIES				
Common Stock issuance		(2)		187
Borrowings on Notes		7,700		1,502,244
Repayments of borrowings		(148,757)		(46,667)
Net cash provided/(used) by financing activities		**(141,059)**		**1,455,764**
Change in cash		489,985		580,314
Cash—beginning of year		592,032		11,718
Cash—end of year	**$**	**1,082,017**	**$**	**592,032**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Van purchase via loan	$	30,631	$	-
Conversion of debt into equity	$	357,700	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

BionicLogic Inc was formed on May 17th, 2017 in the State of Delaware. The financial statements of BionicLogic, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Monica, CA.

BionicLogic owns and operates CPMStar, the first vertical ad network for games. CPMStar works with web publishers who operate websites in the gaming category, as well as game developers of online games. We provide APIs which allow these companies to implement advertising in their web properties and online games. We then sell those ads to direct endemic advertisers in the game industry, as well as through programmatic ad exchanges. In addition, we own and operate two exclusive gaming review web sites of our own: MMOHuts.com and OnRPG.com.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of BionicLogic, Inc., and majority owned subsidiaries over which BionicLogic, Inc. exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, and 2018, the Company determined that no reserve was necessary.

Vehicles

The Company depreciates vehicles over a useful life of 5 years.

Intangible Assets

The intangible assets pertain to acquired software. The software is amortized over useful life of 15 years.

Goodwill

Goodwill represents the excess cost of a business acquisition over the fair value of the identifiable net assets acquired. Fair values for goodwill and indefinite-lived intangible assets are determined based on discounted cash flows, market multiples or appraised values, as appropriate. Goodwill is amortized over 10 years in accordance with ASC 350.

Business Combination

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company. Business combinations are accounted for using the acquisition method of accounting. The consideration of each acquisition is measured at the aggregate of the fair values of tangible and intangible assets obtained, liabilities and contingent liabilities incurred or assumed, and equity instruments issued by the Company at the date of acquisition. Key assumptions routinely utilized in allocation of purchase price to intangible assets include projected financial information such as revenue projections for companies acquired. As of the acquisition date, goodwill is measured as the excess of consideration given, generally measured at fair value, and the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

BionicLogic, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue upon delivery of services to customers since at this time performance obligations are satisfied.

Other Income/(Expense)

The Company records in other income/(expense) ancillary incomes and expenses that are not part of regular business operations. The other income pertains to settlement on a lawsuit.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Concentration of Credit Risk

The Company maintains majority of its cash with a major financial institution located in the United States of America which it believes to be creditworthy. The balances held at this institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

We have various smaller accounts, such as Paypal, Skrill, which are not FDIC Insured or located in United States of America.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 27, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   ACQUISITIONS

In May 2018, the Company acquired all of the assets of GSN Games Network. The following table outlines the assets acquired:

Cash	$	53,298
Accounts Receivable		1,002,741
Intangibles		10,000
Goodwill		185,342
Net assets acquired	**$**	**1,251,381**

 The Company accounted for the acquisition as a business combination in accordance with ASC 805 Business Combinations and purchase consideration has been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. We have completed the purchase price allocation for this acquisition.

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaids and other current assets and Other current liabilities consist of the following items:

As of Year Ended December 31,		2019		2018
Prepaid and other current assets consist of:				
Purchased AR	$	6,368	$	6,373
Other		185		368
Total Prepaid and other current assets	**$**	**6,553**	**$**	**6,740**

As of Year Ended December 31,		2019		2018
Other Current Liabilities consist of:				
Deferred revenue	$	21,732	$	15,242
Other		2,027		101
Total Other Current Liabilities	**$**	**23,759**	**$**	**15,343**

5. GOODWILL

As of December 31, 2019, and December 31, 2018, the change in goodwill consists of the following:

As of December 31,	2019	2018
Beginning balance	$ 273,675	$ 101,512
Acqusitions	-	185,342
Amortization	(19,357)	(13,179)
Ending balance	**$ 254,318**	**$ 273,675**

The acquisition during fiscal year 2018 pertains to GSN Games Network, LLC.

6. INTANGIBLES

The components of the Company's intangible assets consist of the following definite-lived assets:

As of Year Ended December 31,	2019	2018
Software	$ 10,000	$ 10,000
Accumulated amortization	(667)	-
Intangible assets, Net	**$ 9,333**	**$ 10,000**

Amortization expense for the year ended December 31, 2019 was $667. The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2019:

Period	Amortization Expense
2020	$ 667
2021	667
2022	667
2023	667
2024	667
Thereafter	6,000
Total	**$ 9,333**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital consisted of 10,000,000 of common shares with a par value of $ 0.0001 and 1,412,159 of preferred shares (Class AA) with a par value of $ 0.0001. As of December 31, 2019, 8,361,351 shares of common shares have been issued and are outstanding. As of December 31, 2019, 1,412,159 shares of preferred have been issued and are outstanding.

8. DEBT

Loan

During fiscal year 2018 the Company entered into note agreement with a principal amount of $1,150,000. The notes bear interest rate of 2.7% per annum. The notes are payable in consecutive yearly payments through May 11, 2023. The outstanding balance as of December 31, 2018 was $1,150,000. As of December 31, 2018, $150,000 was classified as current. The remaining balance was classified as non-current. The outstanding balance as of December 31, 2019 was $1,005,028. As of December 31, 2019, $190,000 was classified as current. The remaining balance was classified as non-current.

The following schedule outlines the future maturities as of December 31, 2019:

As of December 31,	2019
2020	190,000
2021	230,000
2022	270,000
2023	310,000
Total	**1,000,000**

During fiscal year 2018 the Company entered into note agreement with a principal amount of $350,000. The notes bear interest rate of 2.2% per annum. The notes are to mature during 2019. The outstanding balance as of December 31, 2018 was $350,000. As of December 31, 2018, the entire balance was classified as current.

During fiscal year 2019, the notes along with accrued interest totaling in the amount of $357,70 was converted into 1,412,549 preferred (Class AA) shares.

Vehicle Loan

During fiscal year 2019 the Company entered into a loan to purchase a vehicle for $30,630. The interest rate on the loan is 1.99% per annum. The loan matures in 2024. The current portion of the loan is $5,890 as of December 31, 2019. The following schedule outlines future principal maturities:

As of Year Ended December 31,	2019
2020	$ 5,890
2021	6,009
2022	6,129
2023	6,252
2024	6,350
Total future principal maturities	**$30,631**

9.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Federal	$ 93,651	$ (26,253)
State	39,423	(10,088)
Provision for income tax/(benefit)	**$ 133,074**	**$ (36,341)**

As of Year Ended December 31,	2019	2018
Current provision	$ 135,962	$ -
Deferred goodwill	(2,888)	-
Net Operating Loss	-	(36,341)
Valuation Allowance	-	-
Provision for income tax/(benefit)	**$ 133,074**	**$ (36,341)**

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Deferred goodwill	$ 2,888	$ -
Net Operating Loss	-	36,341
Valuation Allowance	-	-
Total Deferred Tax Asset	**$ 2,888**	**$ 36,341**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will recognize the benefits of the federal and state net deferred tax assets, and, as a result, no valuation allowance has been set against its net deferred tax assets as of December 31, 2019 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019 and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal jurisdictions and state jursdications for each year in which a tax return was filed.

10. RELATED PARTY

During fiscal year 2019, the Company issued a loan of $50,000 bearing 10% interest rate to a certain company officer. As of December 31, 2019, the entire loan along with $1,301 in interest was repaid.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases facilities under operating lease arrangements expiring in October 2020. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2019, are as follows:

Year	Lease Payments
2020	$ 48,668
2021	-
2022	-
2023	-
Thereafter	-
Total future minimum operating lease payments	**$ 48,668**

Rent expense for the year ended December 2019 and 2018 was $61,502 and $47,078, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2018, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 27, 2020, the date the financial statements were available to be issued.

No subsequent events have been noted.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



This offering is not live or open to the public at this moment.

BionicLogic, Inc.

The Future of Online Games Advertising.



THE LEADING REVENUE PLATFORM FOR
GAMES
START

Website Santa Monica, CA ADVERTISING AND MARKETING

BionicLogic, Inc., owns and operates CPMStar, an ad platform that specializes in acquiring and monetizing gamer traffic.

$0.00 raised

0 Investors	93 Days Left
$1.00 Price per Share	$9.77M Valuation
Equity Offering Type	$350.00 Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Strong Traction: Advertising partnerships with Wizards of the Coast, Wargaming, and Verizon Media — currently reaching 300M gamers every month
- Experienced Team: Decades of experience in sales and Ad Tech with prior $20M+ exits
- Large Market: Over $5B in spending projected for the video game advertising market in 2020



Top 5 Analysis


We battle industry giants.
*Gamesight Industry Report
Jan 2020
The Top Performing
Ad Networks of 2019 *
FOR PC AND CONSOLE GAMES
Twitter Ads
CPMStar
Google Ads
Facebook Ads
Reddit

Top 5 Ads Analysis Source

THE PROBLEM

Gaming publishers are looking for the best ad monetization solution for gaming sites

Based on our analysis of the industry, existing online advertising solutions are too generic to address the needs of game developers and game publishing companies. They do not provide relevant gaming advertisers, who are willing to pay premium rates for optimal targeting. Publishers and developers want to maximize monetization and distribution for their properties without managing multiple partnerships.

Publishers are faced with a fragmented market: Direct advertisers are willing to pay premium rates to reach specific types of gamers. Brand advertisers require view-ability optimization and access to high impact formats, but will only buy via programmatic self-service platforms. To maximize revenue, publishers need a partner who can supply both of these sales strategies via a single optimized solution.


The Challenge
Publishers & Developers want to maximize monetization for their properties without managing multiple partnerships



THE SOLUTION

A platform focused on maximizing revenue for Publishers

By providing publishers access to demand from hundreds of direct game industry advertiser relationships, alongside top programmatic exchange partnerships, we provide a robust monetization and distribution technology platform to fulfill all needs with a single trusted partner.

Advertisers benefit from shorter supply chains, performance optimization, and high impact inventory access, and are able to purchase either directly or via their preferred Demand Side Platform (DSP).


WILDSTAR
OUT NOW
Wizard
101
PLAY FREE!
TROVE HEROES
BE A HERO
PLAY FREE
CPMSTAR
Single trusted partner fulfilling all your needs.

THE MARKET

In 2020, Video Game Advertising spending is projected to reach over $5B, and Programmatic Advertising will reach $105B

The video game advertising market is a thriving space thanks to its unique

The video game advertising market is a thriving space thanks to its unique positioning and high-growth trajectory. Over the last few years, the industry has seen a CAGR of 14%. The video game industry has been cited in Barrons and other financial publications as recession resistant.

According to TechNavio, the industry differentiates itself from traditional advertising channels by grabbing the attention of the viewer more efficiently: "On an average, consumers only spend 45 seconds on TV advertisements, while a gamer spends 300 seconds on an ad in the video game." This means increased engagement to advertisers and increased cash for developers and websites.

According to MarketingLand, as much as $7.4 Billion on display ads alone were wasted due to not being viewed or not being viewed long enough. "Exposure time directly impacts the effectiveness of campaigns." - Laura Quigly, Integral Ad Science.

Thanks to the longer user sessions, ad spots on video games provide CPMStar an opportunity to solve a key problem facing the $105B programmatic advertising market: maximizing time-in-view.

*Source 1 & 2 for Video Game Ad Spending Projections.



OUR TRACTION

Strategic acquisitions and key partnerships, along with rapid feature development

We have completed key acquisitions, such as game review sites OnRPG and

MMOHuts, as well as our Ad Network (purchased from GSN Games Network LLC), which have bolstered our growth and clientbase.

We have partnerships with major game studios including Wizards of the Coast and Wargaming, and since the acquisition we have developed partnerships with top programmatic ad exchanges such as Verizon Media and RhythmOne.

In addition, we have made substantial strides in feature development, such as launching our gaming ad customization tech, and integrating real time bidding with major ad exchanges.



WHAT WE DO

CPMStar Web Publisher & Game Developer Supply Platform

CPMStar is one of the products and subsidiary businesses of BionicLogic, Inc. For web publishers and game developers, we have created a feature rich supply-side platform capable of supporting ad customization and bidding optimization, resulting in maximum monetization.

We offer a wide range of features specialized for gaming publishers such as:

- Supernova Extension & Player - Allowing publishers to monetize and restore access to games originally built with Adobe® Flash® .
- Smart Ad Refresh - Maximizes CPM rates and impressions at the same time with viewability optimization.
- In-Game API - Trigger intermission ads between levels, or offer rewarded videos.
- Custom Native Ads, Instream & Outstream Video Ads, and much more...


Feature Rich
Supply-Side Platform
IN-GAME API
SUPERNOVA
EXTENSION
& PLAYER
CUSTOM NATIVE ADS,
INSTREAM & OUTSTREAM
VIDEO ADS
SMART AD
REFRESH
and much more...

THE BUSINESS MODEL

Selling gaming inventory both to direct advertisers and through programmatic exchanges

Working hand-in-hand with developers and publishers, we sell their advertising inventory on our marketplace, paying them an average of 70% of revenue (generating 30% margins for CPMStar).

Our top advertisers spend over $150K a year.


Developer & Publisher Advertising Inventory
Sell Advertising Inventory On Our Marketplace
Developer & Publisher Receive 70%
CPMStar Receives 30%

HOW WE ARE DIFFERENT

Always innovating

We believe the key to differentiating ourselves in the uber-competitive ad tech market is to always be one step ahead of competitors — to always be innovating.

With technology innovation in mind, we have created an infrastructure that reflects this burning need to improve. Our success is thanks to our heavily incentivized and experienced sales team working alongside skilled software engineers. We are always listening to the pulse of the market, adapting and improving our products, while leveraging key partnerships to stay ahead of the competition.


Four Sales Engines
& Highly Customizable Publisher Solutions
01
Open market RTB
02
Programmatic private marketplace deals with top brands
03
Self service platform (CPMStar DSP-2021)
04
Direct sales team with 55+ years experience

THE VISION

Complete monetization and game distribution technology

Our mission is to support game developers and web publishers by supplying the best in class monetization and game distribution technology.

The CPMStar platform of the future will contain the following features by 2021:

- Game distribution platform
- Self-serve advertising DSP

- 3D In-Game advertising
- And much more...



EVE
ECLIPSE
FORGE OF EMPIRES
WAR THUNDER
The future of online games advertising.
NEVER VENTURE OUT ALONE!
PLAY FOR FREE
JOIN THE #1 SPACE MMO
PLAY FREE
PLAY
PLAY FOR FREE
WARTHUNDER.COM

OUR TEAM

Decades of experience in management and sales

Founder Joshua Goldstein has been working in the gaming industry for almost 20 years. After recognizing that independent game developers were having trouble monetizing their games properly, he founded CPMStar in 2005 as the first vertical ad network for games. In 2010 he sold CPMStar to the Game Show Network. Having now acquired the platform and relationships under Bioniclogic Inc., he is uniquely suited to build the next generation ad network for games alongside the original team.

WHY INVEST

Solid foundation in a high-growth industry

In these unpredictable times, video games are one of the most recession resistant sectors out there. We are a profitable established business which generated more than $5 Million in revenue in 2019.

"Video Games Are Being Played At Record Levels As The Coronavirus Keeps People Indoors" - Forbes

Investing in CPMStar will allow you to join a highly technical team creating the future of gaming monetization.



Be Our Hero - Invest Today!
Highly technical management team with successful prior $20M+ exits
Profitable business
Massive market growth opportunity
Rapid technological advancement
Strong balance sheet
Reaching 300 Million gamers/month

In the Press





SHOW MORE

Meet Our Team





Joshua Goldstein

President & CEO, Santa Monica

Technologist and entrepreneur with over 15 years of industry experience running ad tech and gaming companies. Adept at developing sophisticated and scalable technologies from scratch and leading teams to execute complex business strategies. Achieved run rates over $25,000,000 with no outside investment dollars. Joshua's full-time role is leading BionicLogic and its subsidiary businesses.





Michael Ovadya

Director of Business Development, Santa Monica

Highly driven business development and sales professional who is not afraid to roll up his sleeves. Entrepreneurial mindset with 10 years of sales experience and a track record for being innovative to help his clients grow their revenue.





Susannah Thorarinsson

Treasurer & Finance Controller, Santa Monica

Experienced book-keeper and collections specialist with 5 years of experience. Familiarity working with the online advertising industry since 2005. Detail oriented organizational expert with strong people management skills.





Nicolas Goldmark

Director of Publisher Relations, New York City

Digital ad industry veteran with 13 years of experience working with publishers. Well versed in the programmatic ecosystem. Ensures success of publisher development, as well as cultivation and growth of programmatic partnerships.





Jonathan Acord

Manager of Sales, Santa Monica

Manager of sales with over a decade of sales experience. Graduated from UCSB with a degree in accounting. Worked in finance for several years before finding a home in sales.





Jorge Noboa

Account Manager, Santa Monica

Digital marketing and business operations specialist with over 10 years experience managing complex projects and developing advertising and publisher partner relationships. Proven success growing accounts in the video game vertical. Past



Bennett Bernstedter

International Business Development, Berlin - Contractor

Partnership Development and Management specialist with over 8 years of experience, focused in Gaming, Entertainment, and AdTech products. Branch office lead, continuously educating associated team in a fast



Maximilian Smirnov

Account Manager, Berlin - Contractor

Account management specialist with over 6 years of game industry experience. Managing and developing existing relationships with a marketing instinct and special competencies in the implementation and



Josh Tomlinson

Software Engineer, Santa Monica

Self proclaimed super nerd, and professional engineer. I create technical solutions that help our company innovate so we can stay on top of industry demands.



achievements leading an e-commerce team for an international music software and hardware company and overseeing the growth and profitability for a successful start-up media publisher.



associated team in a just-developing tech industry while supervising account management, growth, and ad operations. Developed sustaining relationships with numerous major game publishers achieving seven figures annual sales.



optimization of digital campaigns. Executed six-digit monthly marketing budgets for various major industry clients.



Offering Summary

Company :	BIONICLOGIC INC
Corporate Address :	1750 14th Street, Unit D, Santa Monica, CA 90404
Offering Minimum :	$10,000.00
Offering Maximum :	$955,000.00
Minimum Investment Amount (per investor) :	$350.00

Terms

Offering Type :	Equity
Security Name :	Class B Non-Voting Stock
Minimum Number of Shares Offered :	10,000
Maximum Number of Shares Offered :	955,000
Price per Share :	$1.00
Pre-Money Valuation :	$9,773,510.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based:

Friends & Family:
Invest within the first 48 hours and receive 20% bonus shares with your investment

Super Early Bird:
Invest within the first week and receive 15% bonus shares with your investment

Early Bird:
Invest within the two weeks and receive 8% bonus shares with your investment

Amount-Based:

Level 1:

Level 1:

Invest $1,000+ and receive 5% bonus shares with your investment

Level 2:

Invest $5,000+ and receive 15% bonus shares with your investment

Level 3:

Invest $10,000+ and receive 20% bonus shares with your investment

<u>**The 10% Bonus for StartEngine Shareholders**</u>

BIONICLOGIC Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $1 / share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

*All perks occur after the offering ends.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

(Josh talking)

My brother and I were originally game developers having trouble monetizing our games.

(Slot machine, Spinning Coins, Clouds part)

We had millions of players, but actually making money on them was a different game-

(Cut from video game clip)

So in 2005, I started the first vertical ad network for games.

(Train from 2005 to 2010)

After scaling it successfully with no outside investment, I sold it to Game Show Network in 2010. (Press Release)

(GSN logo)

But the online ad business moves quickly,

(Digital connections, lightbeams)

It was and is constantly evolving. If you're not anticipating the changes you can fall behind in this winner take all business.

(0:37)

[PRODUCT]

As an entrepreneur, I've always been impressed with the Taco Bell business model.

(Donut talking in lab/factory)

They come up with new products every year yet hardly added any new ingredients!

(Shaking vial of chemicals / ingredients)

Applying this model approach to product innovation at CPMStar was one of the key ingredients to our success.

(Transition to the year 2020)

Today, most of our competitors don't sell ads at all. They buy media from publishers and connect them to a dozen or more programmatic ad exchanges thru a technology called header bidding.

(Whiteboard with diagram of header bidding)

But what if you could combine direct relationships with top gaming advertisers such as Wizards of the Coast, Wargaming, and Nexon, together with the very best of programmatic technology, optimizing to the highest CPMs available from both?

(Whiteboard with diagram of direct advertising sales plus header bidding)

(CPM = COST PER 1000)

Well that's exactly what CPMStar can do with its deep roots in the game industry.

#But Josh -- what about Coronavirus?

(Virus images, SARS-CoV-2, transition to digital 3d landscape)

In today's challenging investment landscape, wouldn't you want to invest in a business focused on a recession-resistant sector such as video games? In a profitable business already at scale?

(Sun rises in landscape)

Now more than ever, kids are staying home playing video games, and advertisers are paying billions of dollars to reach them where they play. Don't believe it? Read the Forbes article at the link below.

(CPMStar logo transition)

Join us today, on our journey to perfect online games advertising.

(Night sky milky way stars rotating, CPMStar logo)

Reach for the stars, Reach for the highest returns. Reach for CPMStar 2.0.

(CPMStar logo, Invest Now button)

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

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<u>Information Regarding Length of Time of Offering</u>

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Articles of Incorporation

A set of formal documents filed with the Secretary of State to legally document the creation of a new business entity.





Prepared by **incfile**.com

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:28 PM 05/17/2017
FILED 01:28 PM 05/17/2017
SR 20173640545 - File Number 6414408

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

ARTICLE I.

The name of this Corporation is BIONICLOGIC INC.

ARTICLE II.

Its registered office in the State of Delaware is to be located at 2035 SUNSET LAKE RD, SUITE B-2, NEWARK DE 19702. The county of the registered office is NEW CASTLE. The registered agent in charge thereof is LEGALINC CORPORATE SERVICES INC..

ARTICLE III.

The total number of shares of common stock that the corporation shall be authorized to issue is 10000000 at $0.0001 par value.

ARTICLE IV.

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE V.

The name and mailing address of the incorporator is Marsha Siha at 17350 State Hwy 249 #220, Houston TX 77064.

ARTICLE VI.

The name and address of each initial director of the company is:

JOSHUA GOLDSTEIN - 2695 OSBORNE AVE, SOUTH LAKE TAHOE, CALIFORNIA 96150

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand and executed this Certificate of Incorporation on the date below.

Dated: May 17th, 2017



Marsha Siha, Incorporator

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:05 AM 05/20/2019
FILED 10:05 AM 05/20/2019
SR 20194140420 - File Number 6414408

BIONICLOGIC INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

BIONICLOGIC INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the *"General Corporation Law"*), hereby certifies as follows:

1.   The name of this corporation is BIONICLOGIC INC. This corporation was originally incorporated pursuant to the General Corporation Law on May 17, 2017 under the name BIONICLOGIC INC.

2.   The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3.   Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on May 20, 2019.

By: /s/ Joshua Goldstein
Name: Joshua Goldstein
Title: President

- Exhibit A-1 -

10009223v1

Exhibit A

BIONICLOGIC INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I
NAME

The name of this corporation is BIONICLOGIC INC. (the *"Corporation"*).

ARTICLE II
REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Delaware is 2035 SUNSET LAKE RD, SUITE B-2 in the City of NEWARK, County of New Castle County, New Castle County. The name of its registered agent at such address is LEGALINC CORPORATE SERVICES INC.

ARTICLE III
DEFINITIONS

As used in this Restated Certificate (this *"Restated Certificate"*), the following terms have the meanings set forth below:

"Board" means the Board of Directors of the Corporation.

"Capitalization Change" means any stock splits, stock dividends, combinations, recapitalizations or the like with respect to capital stock.

"Original Issue Price" means $0.2533 per share for Series AA Preferred Stock.

"Requisite Holders" means the holders of a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

"Net Liquid Assets" means the amount of cash and cash equivalents of the Corporation and its subsidiaries less any liabilities of the Corporation which would be payable to creditors during a liquidation prior to any distributions to holders of the Corporation's equity securities pursuant to Article V (B) (1.1) of this agreement.

Any references in this Restated Certificate to any number will be deemed to be appropriately adjusted for any Capitalization Changes.

ARTICLE IV
PURPOSE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

10009223v1

ARTICLE V
AUTHORIZED SHARES

The total number of shares of all classes of stock that the Corporation has authority to issue is Eleven Million Four Hundred and Twelve Thousand One Hundred and Fifty Nine (11,412,159), consisting of (a) Ten Million (10,000,000) shares of Common Stock of the Corporation, $0.0001 per share ("*Common Stock*"), and (b) One Million Four Hundred and Twelve Thousand One Hundred and Fifty Nine (1,412,159) shares of Preferred Stock of the Corporation, $0.0001 per share ("*Preferred Stock*"). Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of Preferred Stock are hereby designated "*Series AA Preferred Stock*".

A.   COMMON STOCK

The following rights, powers privileges, restrictions, qualifications, and limitations apply to Common Stock.

1.   **General.** The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock set forth in this Restated Certificate.

2.   **Voting.** The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written consents in lieu of meetings). Unless required by law, there is no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

The following rights, powers, privileges, restrictions, qualifications and limitations apply to Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1.   **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1   Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately before such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed

- Exhibit A-3 -

Liquidation Event, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

        1.2   Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders will be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of the Certificate of Incorporation immediately prior to such dissolution, liquidation or winding up of the Corporation.

        1.3   Deemed Liquidation Events.

        1.3.1   Definition. Each of the following events is a "*Deemed Liquidation Event*" unless the Requisite Holders elect otherwise by written notice received by the Corporation not less than five days before the effective date of any such event:

        (a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately before such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately before such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately before such merger or consolidation are deemed to be outstanding immediately before such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

        (b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer, exclusive license or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

        1.3.2   Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property,

- Exhibit A-4 -

rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities will be determined in good faith by the Board.

2. **Voting.**

2.1 <u>General.</u> On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes will not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis, will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and will be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the bylaws of the Corporation (the "*Bylaws*").

2.2 <u>Election of Directors.</u> The holders of record of the Corporation's capital stock are entitled to elect one (1) director of the Corporation. Any director elected as provided in the preceding sentence may be removed with or without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3 <u>Preferred Stock Protective Provisions.</u>

(a) Required Consents.

At any time when any of the initially issued shares of Preferred Stock remain outstanding, the Corporation will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(i) alter any provision of the Restated Certificate, as then in effect, in a way that adversely alters the rights, preferences, privileges, or powers of the Series AA Preferred Stock.

(ii) increase or decrease the authorized number of shares of the Series AA Preferred Stock.

Except as may be specifically set forth below, notwithstanding the foregoing, nothing in this subsection 2.3(a) shall require the consent of the Requisite Holders in order to alter the Restated Certificate to increase or decrease the number of authorized shares of Common Stock or authorize and issue new classes and shares of Preferred Stock other than the Series AA Preferred Shares.

(b) Additional Required Consents.

- Exhibit A-5 -

At any time when any of the initially issued shares of Preferred Stock remain outstanding, the Corporation will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(i)   increase the authorized number of shares of Common Stock beyond nineteen million (19,000,000) shares.

(ii)   authorize or create (by reclassification or otherwise) any new class or series of capital stock that (i) is senior to the Series AA Preferred Stock, or (ii) contains rights, preferences, privileges or powers that materially exceed those of the Series AA Preferred Stock.

(iii)   liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3(b).

(iv)   issue any dividend which would cause the Net Liquid Assets of the Corporation to drop below an amount per share equal to the Original Issue Price for each outstanding and issued share of Preferred Stock

(c) Information Rights. As soon as practicable after each annual period, the Company will deliver to each holder of Series AA Preferred Stock unaudited annual financial statements. The right to receive such statements shall terminate upon an initial public offering.

3.   **Conversion.** The holders of Preferred Stock have the following conversion rights (the "*Conversion Rights*"):

3.1   Right to Convert.

3.1.1   Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price of such series of Preferred Stock in effect at the time of conversion. The "*Conversion Price*" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2   Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined below), in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2   Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation will pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3   Mechanics of Conversion.

3.3.1   Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock will surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "*Contingency Event*"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "*Conversion Time*"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate will be deemed to be outstanding of record as of such time. The Corporation will, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of whole shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2   Reservation of Shares. For the purpose of effecting the conversion of Preferred Stock, the Corporation will at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of Preferred Stock, the Corporation will use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as will be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3   Effect of Conversion.   All shares of Preferred Stock that have been surrendered for conversion as provided in this Restated Certificate will no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders of such shares to receive shares of Common Stock in exchange for such shares, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid on such shares.   Any shares of Preferred Stock so converted will be retired and cancelled by the Corporation and may not be reissued.

3.3.4   No Further Adjustment.   Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on Common Stock delivered upon conversion.

3.4   Adjustment for Stock Splits and Combinations.   If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "*Original Issue Date*" for such series of Preferred Stock) effects a subdivision of the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such subdivision will be proportionately decreased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such combination will be proportionately increased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be decreased in proportion to the decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5   Adjustment for Certain Dividends and Distributions.   If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, if a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)   the numerator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of the issuance or the close of business on the record date, and

(b)   the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price will be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price will be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment will be made if the holders of such series of Preferred Stock

- Exhibit A-8 -

simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6   Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock will makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation will make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock, Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately before such recapitalization, reclassification or change.

3.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation will provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of Common Stock into which it was convertible before the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock issuable upon conversion of one share of such series of Preferred Stock immediately before the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation will make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) will thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense will, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation will, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later

- Exhibit A-9 -

I0009223v1

than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10   Mandatory Conversion.   Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "*Mandatory Conversion Time*"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11   Procedural Requirements.   The Corporation will notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock will surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and will thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or before such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation will issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of whole shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted shares of Preferred Stock will be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4.   **Dividends.**   The Corporation will declare all dividends pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

- Exhibit A-10 -

5.   **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and will not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6.   **Waiver.** Any of the rights, powers, privileges and other terms of Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

7.   **Notice of Record Date.** In the event:

(a)   the Corporation takes a record of the holders of Common Stock (or other capital stock or securities at the time issuable upon conversion of Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security;

(b)   of any capital reorganization of the Corporation, any reclassification of Common Stock, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, and the amount per share and character of such exchange applicable to Preferred Stock and Common Stock. The Corporation will send the notice no less than 20 days before the earlier of the record date or effective date for the event specified in the notice.

8.   **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI
PREEMPTIVE RIGHTS

No stockholder has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

10009223v1

Holders of Preferred Stock may not effect any transactions with respect to any of the Company's securities within 180 days following the Company's initial public offering, provided that all officers, directors, and one percent (1%) stockholders of the Company are similarly bound.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock.

ARTICLE VIII
BYLAW PROVISIONS

A.   AMENDMENT OF BYLAWS.   Subject to any additional vote required by this Restated Certificate or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B.   NUMBER OF DIRECTORS.   Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C.   BALLOT.   Elections of directors need not be by written ballot unless the Bylaws so provide.

D.   MEETINGS AND BOOKS.   Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX
DIRECTOR LIABILITY

A.   LIMITATION.   To the fullest extent permitted by law, a director of the Corporation will not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director will be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director with respect to any acts or omissions of such director occurring before, such repeal or modification.

B.   INDEMNIFICATION.   To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to

- Exhibit A-12 -

10009223v1

provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X
CORPORATE OPPORTUNITIES

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An "*Excluded Opportunity*" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "*Covered Person*"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

*   *   *   *   *

10009223v1

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BIONICLOGIC INC.", FILED IN THIS OFFICE ON THE NINTH DAY OF APRIL, A.D. 2020, AT 10:23 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

6414408 8100
SR# 20202704034

Authentication: 202742834
Date: 04-09-20

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:23 AM 04/09/2020
FILED 10:23 AM 04/09/2020
SR 20202704034 - File Number 6414408

BIONICLOGIC INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

BIONICLOGIC INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), hereby certifies as follows.

1. The name of this corporation is BIONICLOGIC INC. This corporation was originally incorporated pursuant to the General Corporation Law on May 17, 2017 under the name BIONICLOGIC INC.

2. On May 20, 2019, the corporation filed an Amended and Restated Certificate of Incorporation pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware.

3. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

4. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Second Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

5. This Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on April 9th, 2020.

By: /s/ Joshua Goldstein
Name: Joshua Goldstein
Title: President

10679209v1

Exhibit A

BIONICLOGIC INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I
NAME

The name of this corporation is BIONICLOGIC INC. (the ***"Corporation"***).

ARTICLE II
REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Delaware is 2035 SUNSET LAKE RD, SUITE B-2 in the City of NEWARK, County of New Castle County, New Castle County. The name of its registered agent at such address is LEGALINC CORPORATE SERVICES INC.

ARTICLE III
DEFINITIONS

As used in this Second Amended and Restated Certificate (this ***"Restated Certificate"***), the following terms have the meanings set forth below:

"***Board***" means the Board of Directors of the Corporation.

"***Capitalization Change***" means any stock splits, stock dividends, combinations, recapitalizations or the like with respect to capital stock.

"***Original Issue Price***" means $0.2533 per share for Series AA Preferred Stock.

"***Requisite Holders***" means the holders of a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

"**Net Liquid Assets**" means the amount of cash and cash equivalents of the Corporation and its subsidiaries less any liabilities of the Corporation which would be payable to creditors during a liquidation prior to any distributions to holders of the Corporation's equity securities pursuant to Article V (B) (1.1) of this agreement.

Any references in this Restated Certificate to any number will be deemed to be appropriately adjusted for any Capitalization Changes.

ARTICLE IV
PURPOSE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V
AUTHORIZED SHARES

The total number of shares of all classes of stock that the Corporation has authority to issue is Twelve Million Five Hundred and Sixty-Two Thousand One Hundred and Fifty Nine (12,562,159), consisting of (a) Eleven Million One Hundred Fifty Thousand (11,150,000) shares of Common Stock of the Corporation, $0.0001 per share ("***Common Stock***"), and (b) One Million Four Hundred and Twelve Thousand One Hundred and Fifty Nine (1,412,159) shares of Preferred Stock of the Corporation, $0.0001 per share ("***Preferred Stock***"). The Common Stock shall consist of two separate classes, of which Ten Million (10,000,000) shares of Common Stock are designated as Class A Common Stock (the "***Class A Common Stock***"), and One Million One Hundred Fifty Thousand (1,150,000) shares of Common Stock are designated as Class B Non-Voting Common Stock (the "***Class B Common Stock***"). Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of Preferred Stock are hereby designated "***Series AA Preferred Stock***".

A.   COMMON STOCK

The following rights, powers privileges, restrictions, qualifications, and limitations apply to Common Stock.

     1.   **General.** The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock set forth in this Restated Certificate.

     2.   **Voting.** The holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written consents in lieu of meetings). Unless required by law, there is no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

The holders of Class B Common Stock shall have no voting power and shall not be entitled to vote on any matter except as otherwise required by law or as otherwise expressly provided for herein. Except as otherwise provided herein, Class B Common Stock shall in all other respects carry the same rights and privileges as Class A Common Stock (including in respect of dividends and in respect of distributions upon any dissolution, liquidation or winding up of the Corporation).

B.   PREFERRED STOCK

The following rights, powers, privileges, restrictions, qualifications and limitations apply to Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1.   Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1   Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately before such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2   Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders will be distributed among the holders of the shares of Preferred Stock, and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of the Certificate of Incorporation immediately prior to such dissolution, liquidation or winding up of the Corporation.

1.3   Deemed Liquidation Events.

1.3.1   Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation not less than five days before the effective date of any such event:

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately before such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately before such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately before such merger or consolidation are deemed to be outstanding immediately before such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer, exclusive license or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities will be determined in good faith by the Board.

2. **Voting.**

2.1 General. On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes will not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis, will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and will be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the bylaws of the Corporation (the "*Bylaws*").

2.2 Election of Directors. The holders of record of the Class A Common Stock, voting exclusively and as a separate class, are entitled to elect one (1) director of the Corporation. Any director elected as provided in the preceding sentence may be removed with or without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3   Preferred Stock Protective Provisions.

(a)   Required Consents.

At any time when any of the initially issued shares of Preferred Stock remain outstanding, the Corporation will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(i)   alter any provision of the Restated Certificate, as then in effect, in a way that adversely alters the rights, preferences, privileges, or powers of the Series AA Preferred Stock.

(ii)   increase or decrease the authorized number of shares of the Series AA Preferred Stock.

Except as may be specifically set forth below, notwithstanding the foregoing, nothing in this subsection 2.3(a) shall require the consent of the Requisite Holders in order to alter the Restated Certificate to increase or decrease the number of authorized shares of Common Stock or authorize and issue new classes and shares of Preferred Stock other than the Series AA Preferred Shares.

(b) Additional Required Consents.

At any time when any of the initially issued shares of Preferred Stock remain outstanding, the Corporation will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(i)   increase the authorized number of shares of Common Stock beyond nineteen million (19,000,000) shares.

(ii)   authorize or create (by reclassification or otherwise) any new class or series of capital stock that (i) is senior to the Series AA Preferred Stock, or (ii) contains rights, preferences, privileges or powers that materially exceed those of the Series AA Preferred Stock.

(iii)   liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3(b).

(iv)   issue any dividend which would cause the Net Liquid Assets of the Corporation to drop below an amount per share equal to the Original Issue Price for each outstanding and issued share of Preferred Stock

(c) Information Rights. As soon as practicable after each annual period, the Company will deliver to each holder of Series AA Preferred Stock unaudited annual financial statements. The right to receive such statements shall terminate upon an initial public offering.

3.   **Conversion.** The holders of Preferred Stock have the following conversion rights (the "*Conversion Rights*"):

3.1   Right to Convert.

3.1.1   Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price of such series of Preferred Stock in effect at the time of conversion. The "*Conversion Price*" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2   Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined below), in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2   Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation will pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3   Mechanics of Conversion.

3.3.1   Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock will surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "*Contingency Event*"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "*Conversion Time*"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate will be deemed to be outstanding of record as of such time. The Corporation will, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of whole shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2   Reservation of Shares.   For the purpose of effecting the conversion of Preferred Stock, the Corporation will at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of Preferred Stock, the Corporation will use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as will be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate.   Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3   Effect of Conversion.   All shares of Preferred Stock that have been surrendered for conversion as provided in this Restated Certificate will no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders of such shares to receive shares of Common Stock in exchange for such shares, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid on such shares.   Any shares of Preferred Stock so converted will be retired and cancelled by the Corporation and may not be reissued.

3.3.4   No Further Adjustment.   Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on Common Stock delivered upon conversion.

3.4   Adjustment for Stock Splits and Combinations.   If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "*Original Issue Date*" for such series of Preferred Stock) effects a subdivision of the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such subdivision will be proportionately decreased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such combination will be proportionately increased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be decreased in proportion to the decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5   Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, if a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)   the numerator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of the issuance or the close of business on the record date, and

(b)   the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price will be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price will be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment will be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6   Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock will makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation will make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock, Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately before such recapitalization, reclassification or change.

3.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash or other property (other than

-Exhibit A-8-

a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation will provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of Common Stock into which it was convertible before the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock issuable upon conversion of one share of such series of Preferred Stock immediately before the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation will make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) will thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 <u>Certificate as to Adjustments</u>. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense will, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation will, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 <u>Mandatory Conversion</u>. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 <u>Procedural Requirements</u>. The Corporation will notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock will surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and will thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to

Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or before such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation will issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of whole shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted shares of Preferred Stock will be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** The Corporation will declare all dividends pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and will not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a) the Corporation takes a record of the holders of Common Stock (or other capital stock or securities at the time issuable upon conversion of Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security;

(b) of any capital reorganization of the Corporation, any reclassification of Common Stock, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of

Common Stock (or such other capital stock or securities at the time issuable upon the conversion of Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, and the amount per share and character of such exchange applicable to Preferred Stock and Common Stock. The Corporation will send the notice no less than 20 days before the earlier of the record date or effective date for the event specified in the notice.

        8.   **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI
PREEMPTIVE RIGHTS

No stockholder has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

Holders of Preferred Stock may not effect any transactions with respect to any of the Company's securities within 180 days following the Company's initial public offering, provided that all officers, directors, and one percent (1%) stockholders of the Company are similarly bound.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock.

ARTICLE VIII
BYLAW PROVISIONS

A.   **AMENDMENT OF BYLAWS.** Subject to any additional vote required by this Restated Certificate or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B.   **NUMBER OF DIRECTORS.** Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C.   **BALLOT.** Elections of directors need not be by written ballot unless the Bylaws so provide.

D.   MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX
DIRECTOR LIABILITY

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation will not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director will be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director with respect to any acts or omissions of such director occurring before, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X
CORPORATE OPPORTUNITIES

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

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